UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                       FORM 11-K


[X]  ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                          OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT [NO FEE REQUIRED]

For the transition period from _________________ to
______________________.

Commission file number     1-09100


   Gottschalks Inc. Retirement Savings Plan and Trust
                (Full Title of the Plan)

                            Gottschalks Inc.
                            (Name of Issuer)


          Delaware                           77-0159791
 (State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)            Identification No.)


7 River Park Place East, Fresno, California          93720
(Address of principal executive offices)              (Zip code)


Registrant's telephone number, including area code (209) 434-8000





GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN AND TRUST

TABLE OF CONTENTS


                                                          Page
 INDEPENDENT AUDITORS' REPORT                               1

 FINANCIAL STATEMENTS AS OF AND FOR THE ELEVEN
    MONTH PERIOD ENDED DECEMBER 31, 1995 AND THE
    YEAR ENDED JANUARY 31, 1995

    Statements of Net Assets Available for
       Benefits                                             2

    Statements of Changes in Net Amounts Available for
       Benefits with Supplemental Information by Fund       3-4

    Notes to Financial Statements                           5-10

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE ELEVEN
    MONTH PERIOD ENDED DECEMBER 31, 1995

Schedule I:
    Item 27a - Schedule of Assets Held for Investment
       Purposes                                             11

Schedule II:
    Item 27d - Schedule of Reportable (5%) Transactions     12

Supplemental schedules not listed above have been omitted because of the absence of conditions under which they are required.


SIGNATURE                                                   13


INDEPENDENT AUDITORS' REPORT

Board of Directors and Plan participants of Gottschalks Inc. Retirement Savings Plan and Trust
Fresno, California

We have audited the accompanying statements of net assets available for benefits of Gottschalks Inc. Retirement Savings Plan and Trust as of December 31, 1995 and January 31, 1995 and the related statements of changes in net assets available for benefits for the eleven month period ended December 31, 1995 and for the year ended January 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and January 31, 1995, and the changes in net assets available for benefits for the eleven month period ended December 31, 1995 and for the year ended January 31, 1995, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable (5%) transactions for the eleven month period ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental information by fund, included in page 3 and 4, is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

s/Deloitte & Touche LLP
Deloitte & Touche LLP
June 17, 1996

GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                     December 31,   January 31,
                                         1995           1995



ASSETS

INVESTMENTS AT FAIR VALUE
  (Notes 2 and 3):
 Wells Fargo Bank Investment Funds
   for Retirement Plans:
     Gottschalks Inc. Common Stock
      Fund                             $2,149,556     $2,816,468
     Asset Allocation Fund*             2,601,339      1,841,907
     Income Accumulation Fund*          1,364,727      1,127,834
     S&P 500 Stock Fund*                  881,403        610,782
     Growth Stock Fund                    384,380        182,391
     S&P MidCap Stock Fund                300,992        174,440
     Loans to participants*               649,304        609,030


         Total investments               8,331,701     7,362,852

RECEIVABLES:
 Employer Contributions                    424,792       243,591
 Participants' Contributions                39,566        25,601
                                           464,358       269,192

CASH                                            70        29,820
                                         8,796,129     7,661,864


LIABILITIES

PAYABLE TO PARTICIPANTS (Note 4)             17,789        1,890

NET ASSETS AVAILABLE FOR BENEFITS        $8,778,340   $7,659,974


* Represents individual investments in excess of 5% of net assets available for benefits as of the beginning of the Plan periods ended December 31, 1995 and January 31, 1995.



See notes to financial statements.


GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE ELEVEN MONTH PERIOD ENDED DECEMBER 31, 1995

                               SUPPLEMENTAL INFORMATION FUND

                             NON-
                         PARTICIPANT
                          DIRECTED             PARTICIPANT DIRECTED
                          GOTTSCHALKS GOTTSCHALKS
                            INC.       INC.                  INCOME     S&P
                           COMMON     COMMON       ASSET     ACCUM-     500
                           STOCK      STOCK      ALLOCATION  ULATION   STOCK
                            FUND      FUND          FUND     FUND      FUND


ADDITIONS TO PLAN
 ASSETS ATTRIBUTED TO:
 Investment income (loss):
 Net appreciation
 (depreciation) in fair
  value of investments ($381,908) ($443,341)   $505,284             $210,405
 Interest Income                                          $ 72,902
                       ( 381,908) ( 443,341)    505,284     72,902   210,405

Contributions:
 Employer                424,792
 Participants                       267,508     436,754    320,824   162,416
                         424,792    267,508     436,754    320,824   162,416
Increase (Decrease)       42,884   (175,833)    942,038    393,726   372,821

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Benefits paid to
 participants           (121,353)  (126,307)   (165,840)  (179,357) (91,011)
 Administrative expenses  (1,299)    (1,352)     (4,109)    (2,712)  (1,118)
 Total deductions       (122,652)  (127,659)   (169,949)  (182,069) (92,129)

NET INCREASE (DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS               (79,768)  (303,492)    772,089    211,657  280,692

INTERFUND TRANSFERS     (210,900)   (72,752)    (12,657)    25,236  (10,071)

NET INCREASE (DECREASE) (290,668)  (376,244)    759,432    236,893  270,621

NET ASSETS AVAILABLE FOR
 BENEFITS:
 BEGINNING OF YEAR     1,360,310  1,456,158   1,841,907  1,127,834  610,782

END OF YEAR           $1,069,642 $1,079,914  $2,601,339 $1,364,727 $881,403


                                  S&P
                         GROWTH  MIDCAP     LOANS
                          STOCK  STOCK       TO
                          FUND    FUND  PARTICIPANTS  CASH  OTHER   TOTAL

ADDITIONS TO PLAN
ASSETS ATTRIBUTED TO:
 Investment income(loss):
 Net appreciation
 (depreciation) in fair
 value of investments  $77,391  $55,737                              $ 23,568
 Interest Income                          $50,118   $1,635            124,655
                        77,391   55,737    50,118    1,635            148,223

Contributions:
 Employer                                          (37,079)           387,713
 Participant            87,664   71,633                794  (1,933) 1,345,660
                        87,664   71,633            (36,285) (1,933) 1,733,373
Increase (Decrease)    165,055  127,370    50,118  (34,650) (1,933) 1,881,596

DEDUCTIONS FROM NET
ASSETS ATTRIBUTED TO:
 Benefits paid to
  participants          (9,752)  (9,117)  (34,693) (14,545)          (751,975)
 Administrative expenses(  183)  (  258)           (   224)          ( 11,255)
 Total Deductions       (9,935)  (9,375)  (34,693) (14,769)          (763,230)

NET INCREASE(DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS             155,120   117,995   15,425  (49,419) (1,933) 1,118,366

INTERFUND TRANSFERS     46,869     8,557   24,849   19,669 181,200          0

NET INCREASE(DECREASE) 201,989   126,552   40,274  (29,750) 179,267 1,118,366

NET ASSETS AVAILABLE
FOR BENEFITS:
 BEGINNING OF YEAR    182,391    174,440  609,030   29,820  267,302 7,659,794

END OF YEAR          $384,380  $300,992 $649,304  $    70 $446,569 $8,778,340

See notes to financial statements


GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE ELEVEN MONTH PERIOD ENDED JANUARY 31, 1995

                                 SUPPLEMENTAL INFORMATION FUND

                              NON-
                           PARTICIPANT
                            DIRECTED                PARTICIPANT DIRECTED
                         GOTTSCHALKS GOTTSCHALKS
                            INC.        INC.                  INCOME     S&P
                           COMMON      COMMON     ASSET      ACCUM-     500
                           STOCK       STOCK     ALLOCATION  ULATION   STOCK
                            FUND        FUND       FUND      FUND      FUND

ADDITIONS TO PLAN
 ASSETS ATTRIBUTED TO:
 Investment income (loss):
 Net appreciation
 (depreciation) in fair
 value of investments   ($236,924) ($242,986)   ($42,837)              $4,044
 Interest income                                            $40,134
                         (236,924)  (242,986)   (42,837)     40,134     4,044
Contributions:
 Employer                 217,434
 Participants                        308,257    456,834     300,422   151,593
                          217,434    308,257    456,834     300,422   151,593

Increase (Decrease)       (19,490)    65,271    413,997     340,556   155,637

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Benefits paid to
 participants            (165,952)  (133,642)  (106,057)   (117,360)  (25,401)
 Administrative expenses     (116)    (2,480)    (3,034)     (2,042)     (696)
 Total deductions        (166,068)  (136,122)  (109,091)   (119,402)  (26,097)

NET INCREASE (DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS               (185,558)   (70,851)   304,906     221,154   129,540

INTERFUND TRANSFERS       (11,275)     8,683   (111,195)    (29,361)  (43,513)

NET INCREASE (DECREASE)  (196,833)   (62,169)   193,711     191,793    86,027

NET ASSETS AVAILABLE FOR
 BENEFITS:
 BEGINNING OF YEAR      1,557,143  1,518,326  1,648,196     936,041   524,755

END OF YEAR            $1,360,310 $1,456,148 $1,841,907  $1,127,834  $610,782


                                    S&P
                           GROWTH  MIDCAP    LOANS
                            STOCK  STOCK       TO
                            FUND   FUND   PARTICIPANTS  CASH  OTHER    TOTAL
ADDITIONS TO PLAN ASSETS
 ATTRIBUTED TO:
 Investment income(loss):
 Net appreciation
 (depreciation) in fair
 value of investments  ($2,419) ($9,294)                            ($530,416)
 Interest income                         $45,510     $1,032            86,676
                        (2,419) (9,294)   45,510      1,032          (443,740)

Contributions:
 Employer                                                  $18,334    235,768
 Participants           53,160  55,408                  360 47,446  1,373,480
                        53,160  55,408                  360 65,780  1,609,248

Increase (Decrease)     50,741  46,114    45,510      1,392 65,780  1,165,508

DEDUCTIONS FROM NET
ASSETS ATTRIBTUED TO:
 Benefits paid to
  participants         (12,933) (6,999)  (46,324)    (5,210)         (619,878)
 Administrative
      expenses         (    64) (  151)              (2,640)         ( 11,223)
 Total Deductions      (12,997) (7,150)  (46,324)    (7,850)         (631,101)

NET INCREASE(DECREASE)
PRIOR TO INTERFUND
TRANSFERS               37,744  38,964   (   814)    (6,458) 65,780   534,407

INTERFUND TRANSFERS     26,188 (26,527)  167,855     19,145                 0

NET ASSETS AVAILABLE FOR
BENEFITS:
 BEGINNING OF YEAR     118,459 162,003   441,989     17,133 201,522 7,152,567

END  OF YEAR          $182,391 $174,440 $609,030 $ 29,820 $267,302 $7,659,974

See notes to financial statements



GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
ELEVEN MONTH PERIOD ENDED DECEMBER 31, 1995 AND YEAR ENDED
JANUARY 31, 1995

1.    DESCRIPTION OF THE PLAN

 The following description of Gottschalks Inc. Retirement
 Savings Plan and Trust (the "Plan") is included for informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

 a. General - The Plan is a defined contribution profit sharing plan designed to cover all employees of Gottschalks Inc. ("the Company"), who have completed at least one year of employment with not less than 1,000 hours of service, are age twenty-one or older and are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
      (ERISA).

 b. Contributions - Each year participants may contribute up to 10% of their annual eligible compensation to the Plan (Note 2), subject to certain limitations, as prescribed by the Internal
      Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Board of Directors of the Company may elect to make an annual discretionary matching contribution to the Plan of up to 2% of each participant's annual eligible compensation, not to exceed each participant's contribution amount. The
      Company's contributions may be made in the form of cash or common stock of the Company. For the eleven month period ended December 31, 1995, the Company contributed $387,713 to the Plan in the form of common stock of the Company, representing 2% of eligible compensation for the period less forfeitures of $37,079 from the prior year. For the year ended January 31, 1995, the Company contributed
      $235,768 to the Plan in the form of common stock of the Company, representing 2% of eligible compensation for one half of the year, less forfeitures of $7,823 from the prior year.

 c. Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
      (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions to the Plan. All participants have a proportionate undivided interest in the Plan's net assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

 d.   Loans to Participants - The Plan allows
      participants, subject to certain rules, to borrow up to 50% of the vested portion of their account balance, up to a maximum of $50,000. Amounts borrowed are generally repaid through automatic payroll deductions over a time period not to exceed five years, except for loans for the purchase of a primary residence which may be repaid over a period of fifteen years. The collection of principal and interest on loans to participants was administered by the trust department of Wells Fargo Bank, the Plan's Trustee through December 31, 1995 (Note 2).
      The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined upon funding the loan equal to the treasury rate plus 2%. Interest rates on outstanding participant loans currently range from 6.1% to 10.5%.

 e. Vesting - Participants are immediately vested in their voluntary contributions to the Plan, plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after four years of continuous service, or if they leave the Company at or after age 65, or because of disability or death.

      Vested amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were $280,068 at December
      31, 1995 and $217,000 at January 31, 1995.

 f.   Investment Options - Through December 31, 1995, upon
      enrollment in the Plan, participants may direct
      their employee contributions among any six of the
      following Wells Fargo Bank Investment Funds for
      Retirement Plans. As described more fully in Note 2,
      the investment options available to participants
      were changed in connection with a Plan amendment
      effective January 1, 1996. Participants may change
      the funds chosen on a quarterly basis.   No assurance
      of actual fund performance can be given. Employer contributions to the Plan are non-participant directed and are held in the Gottschalks Inc. Common
      Stock Fund. Fund options available to Plan participants during the eleven month period ended
      December 31, 1995 and the year ended January 31,
      1995 were as follows:

           Gottschalks Inc. Common Stock Fund - Funds were invested in common stock of Gottschalks
           Inc.

           Asset Allocation Fund - Funds were invested in common stocks, U.S. Treasury long bonds and money market instruments.

           Income Accumulation Fund - Funds were invested in a variety of fixed-income securities.

           S&P 500 Stock Fund - Funds were invested in common stocks comprising the S&P 500 Index.

           Growth Stock Fund - Funds were invested
           primarily in common stock of growth companies.

           S&P MidCap Stock Fund - Funds were invested in common stocks comprising the S&P MidCap 400
           Index.

 g. Payment of Benefits - On termination of service, death, permanent disability or normal retirement, the participant shall receive a lump-sum distribution equal to the vested value of the participant's account. Distributions of terminated participant account balances are made in the form of Company common stock, cash or a combination of both.
      Payments are recorded when made.

 h. Administrative Expenses - The funds are charged an annual management fee by the Trustee. Such fees ranged from .28 to .75 of 1% of net assets available for benefits during the eleven month period ended
      December 31, 1995 and the year ended January 31,
      1995.

 i. Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.    TRANSFER OF PLAN ASSETS AND PLAN AMENDMENT

 Effective December 29, 1995, the Plan Sponsor initiated the transfer of Plan assets from the custody of Wells
 Fargo Bank to the Charles Schwab Trust Company ("Schwab"), the new Trustee of the Plan. Schwab reported receipt of the funds as of January 1, 1996, the next business day.
 Plan assets are reported in the accompanying financial statements as of December 31, 1995, still in the custody of Wells Fargo Bank on that date. Effective January 1,
 1996, the administrator of the Plan was changed to Western
 Pension Service Corporation. In addition, certain provisions of the Plan were also amended including, but are not limited to, the following:

 a. The Plan year-end was changed from January 31 to December 31 of each year, beginning with the period ended December 31, 1995;

 b. The maximum annual voluntary employee contribution rate was increased from 10% to 15% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Service;

 c. The various investment options available to participants were changed to provide participants with options that more closely match investment risk with a participants' lifestyle. The six investment options that are available to participants beginning
      January 1, 1996 include the following: (1) the Money
      Market Fund; (2) the Lifestyle
      Defensive Portfolio; (3) the Lifestyle Conservative
      Portfolio; (4) the Lifestyle Moderate Portfolio; (5) the Lifestyle Aggressive Portfolio and(6) the Gottschalks Inc. Common Stock Fund (the common stock of the Company); and

 d. The minimum loan amount that participants may borrow against the vested portion of their account balances was increased to $500.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The significant accounting policies of the Plan are as follows:

 a. Basis of Accounting - The financial statements of the Plan are prepared in accordance with generally accepted accounting principles using the accrual basis of accounting.

 b. Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Such estimates and assumptions are subject to inherent uncertainties which may result in actual results differing from reported amounts.

 c.   Investments - Investments of the Plan at December
      31, 1995 (see Note 2) and January 31, 1995, are held and managed by the Plan's Trustee and are combined in collective investment funds with investments of unrelated plans.

      Investments other than loans to participants are stated at fair value as determined by the Plan's Trustee based on quoted market prices. Loans to participants are stated at cost which approximates their fair value. Investment transactions are recorded as of the trade date. The cost of investments sold is computed on an average cost basis.

 d. Administrative Expenses - Certain administrative functions of the Plan are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan for such functions performed. In addition, other than participant recordkeeping administration fees, all other administrative expenses of the Plan, including trustee fees, are paid directly by the Company.

4.    TAX STATUS

 On September 28, 1995, the Internal Revenue Service determined that the Plan is qualified under Sections 401(a) and 501(a) of the Internal Revenue Code and that the trust established under the Plan is tax-exempt. Accordingly, no provision for taxes has been made in the accompanying financial statements.

 During the eleven month period ended December 31, 1995 and the year ended January 31, 1995, certain employees of the Company that participate in the Plan made elective contributions to the Plan in excess of annual limitations prescribed by the Internal Revenue Code. Excess contributions made by these participants, totaling $17,789 and $1,890 at December 31, 1995 and January 31, 1995, respectively, are reflected as refundable contributions payable to participants in the accompanying statements of net assets available for benefits. The Plan refunded such excess contributions made for those plan years to the respective participants within the prescribed time period.

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                              December 31,       January 31,
                                 1995               1995

Net assets available for
 benefits per the
 financial statements          $8,778,340         $7,659,974

Amounts allocated to
 withdrawing participants         280,068            217,000

Net assets available for
 benefits per the Form 5500    $8,498,272         $7,442,974

The following is a reconciliation of benefits paid to participants per the financial statements to the Form
5500:

                                             Eleven Month
                                             Period Ended
                                             December 31,
                                                  1995
      Benefits paid to participants
       per the financial statements             $751,975

      Add: Amounts allocated to
       withdrawing participants
       at December 31, 1995                      280,068

      Less: Amounts allocated to
       withdrawing participants
       at January 31, 1995                      (217,000)

      Benefits paid to participants
       per the Form 5500                        $815,043

   Amounts allocated to withdrawing
   participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1995 but not yet paid as of that date.

                         ******

GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN AND TRUST - SCHEDULE I

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

                      Description                                  Fair
Identity of Issue    Of Investment       Units        Cost          Value

Wells Fargo Bank     Gottschalks Inc.  590,730.03   $2,957,058   $2,149,556
 Investment Funds   Common Stock Fund
 for Retirement
 Plans

Wells Fargo Bank     Asset Allocation  135,246.47    2,130,076    2,601,339
 Investment Funds         Fund
 for Retirement
   Plans

Wells Fargo Bank   Income Accumulation 109,917.90    1,365,257    1,364,727
 Investment Funds         Fund
 for Retirement
 Plans

Wells Fargo Bank     S&P 500 Stock Fund  39,062.20     693,183      881,403
 Investment Funds
 for Retirement
 Plans

Wells Fargo Bank    Growth Stock Fund    22,285.62      309,341      384,380
 Investment Funds
 for Retirement
 Plans

Wells Fargo Bank     S&P MidCap Stock    19,767.25      247,649      300,992
 Investment Funds         Fund
 for Retirement
 Plans

Loans to             Interest at rates      413         649,304      649,304
    Participants       ranging from 6.1% to
                       10.5%
                                                     $8,351,868   $8,331,701


GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN AND TRUST - SCHEDULE II

ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
Category (iii) - Series of Transactions when aggregated involving an amount in excess of 5 Percent of the Current Value of Plan Assets

 Identity of
Party Involved                               Purchase/
& Description               Number of         Selling            Net Gain
of Assets (Units)         Transactions         Price    Cost      (Loss)

Purchases of Wells Fargo
   Bank Investment Funds
   for Retirement Plans:
      Gottschalks Inc.
          Common Stock Fund          43      $550,734
      Asset Allocation Fund          61       546,534
      Income Accumulation Fund       57       392,786

Sales of Wells Fargo
   Bank Investment Funds
   for Retirement Plans:
      Gottschalks Inc.
          Common Stock Fund          133     $392,397      $614,289 $(221,892)
      Asset Allocation Fund          101      292,386       234,257    58,129
      Income Accumulation Fund        88      228,795       228,795

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1995. Commissions and fees for purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.


                       ********




                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


    Gottschalks Inc. Retirement Savings Plan and Trust
                     (Name of Plan)


 June 29, 1996
               \s\ Alan A. Weinstein
              Alan A. Weinstein, Trustee
              Senior Vice President and
              Chief Financial Officer of
              Gottschalks Inc., Plan Sponsor